September 10, 2010

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0609

RE:	Ambassadors Group, Inc. Definitive Proxy Statement Filed April 13, 2010 File No. 0-33347

Dear Mr. Spirgel:

Please find below Ambassadors Group, Inc.’s (the “Company”) response to your letter, dated August 27, 2010, regarding our proxy statement listed above, filed with the United States Securities and Exchange Commission (the “Commission”). As requested, the Company has keyed its response to the comments raised by the staff of the Commission (“Staff”) and has attempted to provide you with a high level of detail. Of course, should you have any further questions, please feel free to contact me at any time at the telephone number indicated at the end of this letter.

Definitive Proxy Statement

Long-Term Incentive Compensation/Equity Based Awards, page 17

1.
We note your response to comment two from our letter dated August 2, 2010. Please provide additional analysis in your response of how the Compensation Committee chose the equity award multiple for each named executive officer. For example, indicate what aspects of the Named Executive Officers’ individual performance were considered in setting the multiple. We note that the multiples for Mr. Thomas and Ms. Thomas did not increase by the same amount. In addition, indicate how the total amount awarded compares to the median compensation data provided by Towers Watson.  See Item 402(b)(2)(vi) and (viii) of Regulation S-K. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www. sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 10, 2010

Company’s Response: Please see the additional information that you have requested below:

Each Named Executive Officer has a salary band associated with such officer which determines the minimum, median and maximum compensation level as well as the possible multiples used to calculate equity awards for such officer. Each Named Executive Officer is assigned to a unique salary band and therefore has different starting points and ranges for multiples. The multiple ranges, which are between the 10th percentile and 90th percentile for each salary band, were 0.60 to 4.15 for Mr. Thomas, 0.30 to 2.10 for Mrs. Thomas and 0.00 to 0.25 for Mrs. Gravelle. Equity awards for Mrs. Gravelle were calculated based on the methodology used for members of management of the Company since she was an interim Chief Financial Officer for only ten days of the measurement period.
In November 2009, a combination of stock options and time-based restricted stock were granted to the Named Executive Officers.  In considering the equity award multiple, the Compensation Committee considers various factors, such as multiples used in prior years and by comparable companies, the competitiveness of the total compensation package and individual performance. For fiscal year 2009, the salary band for Mr. Thomas and Mrs. Thomas was based upon a proposed salary for 2010 provided by Towers Watson in order to achieve total compensation goals. An explanation of how these salary bands were determined can be found under the ‘Executive Compensation Program Elements’ section on page 14 of our proxy statement.
As previously noted in our response dated August 13, 2010, cash incentives in fiscal year 2009 were reduced due to economic factors. The Named Executive Officers were considered to have achieved high individual performance by taking significant actions that the Compensation Committee believes will drive the Company’s development and position the Company for improved long term performance. In order to present a competitive total compensation package, the Compensation Committee chose to award additional equity grants designed to retain and reward the Named Executive Officers for the longer term.
The Compensation Committee awarded Mr. Thomas an equity grant award valued at $1,151,580 based upon the proposed salary from Towers Watson of $525,000 and a multiple of 2.19 or 53 percent of the 90th percentile of his salary band. The Compensation Committee chose a multiple of 2.19 due to the following factors:
•	Mr. Thomas’ salary has not increased since 2004,
•	Mr. Thomas exhibited high individual performance by leading the Company’s efforts to identify new strategic initiatives, improving gross and operating margin, and attracting key new hires, and
•	To present a competitive total compensation package that was similar to the median compensation of other similarly situated CEOs, which is $1,223,250.
The Compensation Committee awarded Mrs. Thomas an equity grant award valued at $354,592 based upon the proposed salary from Towers Watson of $341,000 and a multiple of 1.04 or 50 percent of the 90th percentile of her salary band. The Compensation Committee chose a multiple of 1.04 due to the following factors:

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 10, 2010

•	Mrs. Thomas’ salary has not increased since 2007,
•
Mrs. Thomas exhibited high individual performance by leading the Company’s efforts to implement operational excellence measurements to improve quality and customer satisfaction as well as driving gross margin improvement, and

•	To present a competitive total compensation package that was similar to the median compensation of other similarly positioned Executive VP’s, which is $405,790.
The Compensation Committee awarded Mrs. Gravelle an equity grant award valued at $32,752 based upon her base salary of $133,544 and a multiple of 0.25 or 100 percent of the potential award for her salary band. The Compensation Committee chose a multiple of 0.25 due to the following factors:
•	Mrs. Gravelle exhibited high individual performance by implementing operating excellence initiatives, integrating new subsidiaries and managing initiatives to improve operating margin.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated above, we have attempted in this letter to address all of the Staff comments presented by your letter of August 27, 2010.

We look forward to your confirmation that these items have been appropriately addressed and that the matter is concluded. Should you have any further questions, please contact me at telephone number (509) 568-7648.

Sincerely,
Kristi J. Gravelle
Chief Financial Officer Ambassadors Group, Inc

KJG:js
Cc:Jeffrey Thomas, CEO